HYLSAMEX

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
USA
Fax: (202) 942-9624

02042303

SUPPL

02 JUL -1 AM 11:12

June 28, 2002

Re: Hylsamex S.A. de C.V., 12g3-2(b) Number 82-4252

Gentlemen:

Pursuant to Rule 12g3-2(b)(I)(iii) under the Securities Exchange Act of 1934, I am submitting herewith, on behalf of Hylsamex S.A. de C.V. (82-4252) the following document filed today to the Bolsa Mexicana de Valores ("BMV") and the Comisión Nacional Bancaria y de Valores:

1) Press Release dated June 28, 2001
2) Summary of the Annual Report to the CNBV (Circular 11-33) dated June 28, 2002.
3) Code for Best Corporate Practices required by the CNBV dated June 28, 2002

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Very truly yours

Margarita Gutiérrez
Investor Relations
Hylsamex S.A. de C.V.

HYLSAMEX

Hylsa, S.A. de C.V. Extends Expiration Date for its Exchange Offer

Monterrey, Mexico, June 28, 2002 — Hylsamex, S.A. de C.V. and its subsidiary Hylsa, S.A. de C.V. ("Hylsa") announced today that Hylsa is extending the expiration date for the exchange offer for its 9 1/4% Notes due 2007 (the "2007 Notes") until 5:00 p.m., New York time, on July 19, 2002. Hylsa is extending the expiration date to allow it to finalize the proposed restructuring of its outstanding debt. Hylsa has reached an agreement in principle with the steering committee representing its bank lenders with respect to the restructuring, and has agreed with the lenders on the documentation for the restructured debt. Hylsa continues to make significant progress toward satisfying the conditions precedent for the effectiveness of the restructuring.

The terms of the exchange offer originally provided that the first interest payment date for the 10 1/2% Notes due 2010 (the "2010 Notes") would be June 15, 2002. Because the 2010 Notes were not issued as of that date, Hylsa will instead pay accrued and unpaid interest on the closing date of the exchange offer on all 2007 Notes that are tendered and accepted for exchange at the rate of 9¼% per annum through June 14, 2002 and at the rate of 10½% per annum from June 15, 2002 through the closing date of the exchange offer. On the closing date of the exchange offer, Hylsa will pay accrued and unpaid interest at the rate of 9 1/4% per annum through March 15, 2002 on all 2007 Notes not tendered for exchange.

Hylsa will continue to offer the exchange payment for all 2007 Notes tendered prior to the expiration of the exchange offer. Each holder that tenders 2007 Notes at or prior to 5:00 p.m., New York time, on July 19, 2002 will receive a $10 exchange payment for each US$1,000 principal amount of 2007 Notes tendered. Holders that previously consented to the proposed amendments and waiver under the indenture governing the 2007 Notes, but did not tender their 2007 Notes, may tender their 2007 Notes at or prior to 5:00 p.m., New York time, on July 19, 2002 and receive the full US$10 consent and exchange payment for each US$1,000 principal amount of 2007 Notes tendered (rather than the US$5 consent payment).

Hylsa has received tenders of approximately US$160 million in principal amount of its 2007 Notes in exchange for new 2010 Notes. Hylsa has satisfied the condition that it receive tenders of at least 50% in principal amount of its outstanding 2007 Notes and the consent of a majority in principal amount of its outstanding 2007 Notes to the proposed amendments to the indenture governing

the 2007 Notes and the waiver of past defaults under the indenture. 2007 Notes tendered and consents delivered may not be withdrawn or revoked.

All other terms and conditions to the exchange offer and consent solicitation remain unchanged.

The exchange offer continues to be subject to the consummation by Hylsa of the overall restructuring of its outstanding debt, as well as other customary conditions.

The new notes offered in the exchange offer will not be registered under the Securities Act of 1933, as amended, and will only be offered in the United States to qualified institutional buyers in a private transaction, and outside the United States in offshore transactions.

For further information (including requests for offer documentation by eligible offerees), contact the information agent for the Company:

MacKenzie Partners, Inc.
E-mail: proxy@mackenziepartners.com
Phone: 800-322-2885
212-929-5500 (collect)

HYLSAMEX

Compliance with the Código de Mejores Prácticas Corporativas issued by the Bolsa Mexicana de Valores for the year 2001.

June 28, 2002

Following an initiative by the Consejo Coordinador Empresarial, the Committee for Best Corporate Practices was created. This committee issues the Best Practices Code, in which suggestions for better corporate governance at Mexican Companies are set forth.

The guidelines in the code are directed towards defining a set of principles that contribute to better performance by the Board of Directors and improved disclosure of information to shareholders. More specifically, the references seek:

(i) that Mexican companies broaden the disclosure of information regarding their corporate structure and the different responsibilities;
(ii) that the companies have sufficient mechanisms to allow financial information to be sufficient;
(iii) the existence of processes that foster the contribution and communication by advisors of the companies.
(iv) to promote adequate disclosure to shareholders.

The rest of the Best Practices Code seeks to provide a brief explanation and conceptualization of each principle. In the development of the Code, the Committee took into account characteristics common to many Mexican corporations such as the corporate structure and the position of principal shareholders on the Board of Directors.

In addition, it is important to note that the Code can be applied to all Mexican companies, either public or not. For those companies that are public, it is important for them to report on the degree of their compliance with the suggested practices. It is worth mentioning that subsidiaries can adhere to this Code through their holding companies.

HYLSAMEX

Compliance with Circular 11-33 issued by the *Comisión Nacional Bancaria y de Valores* for the year 2001.

June 28, 2002

The following sets forth the information that should be disclosed to the *Comisión Nacional Bancaria y de Valores* with respect to the 11-33 Bulletin issued on November 23, 2000:

Information required in the Annual Report

Title Page

The front page of the Annual Report should include the following:

- Logo of the company.
- Name of the company.
- Mailing address.
- Any specifications of the public stock.
- Ticker of the stock.
- Mention that the stock is inscribed in the *Sección de Valores*, and that are allowed to trade in the stock market.
- Copy of the last paragraph of Article 14 of the *Ley del Mercado de Valores*.
- The date of the report and the compliance with Bulletin 11-33 of the CNBV".

Index

It shoud contain the following:

I. **General Information**
   1. Glossary of terms used in the report
   2. Executive Summary
   3. Risk factors
   4. Other stock or rights registered in the RNVI
   5. Changes in the stock registered in the RNVI

II. **The Company**
   1. History of the Company
   2. Description of the Business
      A. Main activity
      B. Distribution channels
      C. Patents, licenses, brands and other contracts

D. Main customers

E. Applicable Laws

F. Human Resources

G. Market information

H. Financial information per subsidiary, geographical area and export sales

I. Corporate structure

J. Description of main assets

K. Judicial, administrative or arbitrarial procedures.

L. Number of shares

M. Dividends

III. Financial Information

1. Selected financial information
2. Management's discussion and analysis of results

    A. Results from operations

    B. Financial performance, liquidity and capital resources

IV. Corporate Governance

1. By-lays and other
2. Members of the Board and shareholders
3. Statutory and independent auditors
4. Conflict of interest

V. Stock Market

1. Shareholders structure
2. Behavior of the stock in the stock exchange

VI. Attachments

1. Audited financial Statements